                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                              TRICORD SYSTEMS, INC.
              ----------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    896121100
              ----------------------------------------------------
                                 (CUSIP Number)

                                Gary S. Kaminsky
                     c/o Rose Glen Capital Management, L.P.
                          3 Bala Plaza East, Suite 501
                               251 St. Asaphs Road
                              Bala Cynwyd, PA 19004



                                FEBRUARY 27, 2001
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/ /  Rule 13d-1(d)

--------------------------

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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---------------------                                         ------------------
CUSIP NO. 896121100                                           PAGE 2 OF 8 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON/
1                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                  RGC International Investors, LDC

--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)/ /
                                                                        (b)/X/
--------------------------------------------------------------------------------
3                 SEC USE ONLY
--------------------------------------------------------------------------------
4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
--------------------------------------------------------------------------------
                                         5        SOLE VOTING POWER

         Number of                                0
         Shares                 ------------------------------------------------
         Beneficially                    6        SHARED VOTING POWER
         Owned by
         Each                                     2,671,488
         Reporting              ------------------------------------------------
         Person                          7        SOLE DISPOSITIVE POWER
         With
                                                  0
                                ------------------------------------------------
                                         8        SHARED DISPOSITIVE POWER

                                                  2,671,488
--------------------------------------------------------------------------------
9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,671,488
--------------------------------------------------------------------------------
10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES
                                                                           / /
                  N/A
--------------------------------------------------------------------------------
11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.9%
--------------------------------------------------------------------------------
12                TYPE OF REPORTING PERSON

                  00
--------------------------------------------------------------------------------

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CUSIP NO. 896121100                                           PAGE 3 OF 8 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON/
         1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                  Rose Glen Capital Management, L.P.
--------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)/ /
                                                                        (b)/X/
--------------------------------------------------------------------------------
         3        SEC USE ONLY
--------------------------------------------------------------------------------
         4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                         5        SOLE VOTING POWER

         Number of                                0
         Shares                 ------------------------------------------------
         Beneficially
         Owned by                        6        SHARED VOTING POWER
         Each
         Reporting                                2,671,488
         Person                 ------------------------------------------------
         With                            7        SOLE DISPOSITIVE POWER

                                                  0
                                ------------------------------------------------
                                         8        SHARED DISPOSITIVE POWER

                                                  2,671,488
--------------------------------------------------------------------------------
         9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON

                  2,671,488
--------------------------------------------------------------------------------
         10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES
                                                                           / /
                  N/A
--------------------------------------------------------------------------------
         11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.9%
--------------------------------------------------------------------------------
         12       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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CUSIP NO. 896121100                                           PAGE 4 OF 8 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON/
         1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                  RGC General Partner Corp.
--------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)/ /
                                                                        (b)/X/
--------------------------------------------------------------------------------
         3        SEC USE ONLY
--------------------------------------------------------------------------------
         4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                         5        SOLE VOTING POWER

         Number of                                0
         Shares                 ------------------------------------------------
         Beneficially
         Owned by                        6        SHARED VOTING POWER
         Each
         Reporting                                2,671,488
         Person                 ------------------------------------------------
         With                            7        SOLE DISPOSITIVE POWER

                                                  0
                                ------------------------------------------------
                                         8        SHARED DISPOSITIVE POWER

                                                  2,671,488
--------------------------------------------------------------------------------
         9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON

                  2,671,488
--------------------------------------------------------------------------------
         10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES
                                                                           / /
                  N/A
--------------------------------------------------------------------------------
         11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.9%
--------------------------------------------------------------------------------
         12       TYPE OF REPORTING PERSON

                  CO
------------------------------------------------------------------------------

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CUSIP NO. 896121100                                           PAGE 5 OF 8 PAGES
---------------------                                         ------------------

ITEM 1(a).        NAME OF ISSUER: Tricord Systems, Inc. ("Issuer")



ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2905 Northwest Boulevard, Suite 20, Plymouth, Minnesota 55441


ITEM 2(a).        NAME OF PERSON FILING
ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE
ITEM 2(c).        CITIZENSHIP:

                  RGC International Investors, LDC
                  c/o SEI Fund Resources International, Ltd.
                  Styne House, Upper Hatch Street
                  Dublin, Ireland 2
                  Cayman Islands limited duration company

                  Rose Glen Capital Management, L.P.
                  3 Bala Plaza East, Suite 501
                  251 St. Asaphs Road
                  Bala Cynwyd, Pennsylvania 19004
                  Delaware limited partnership

                  RGC General Partner Corp.
                  3 Bala Plaza East, Suite 501
                  251 St. Asaphs Road
                  Bala Cynwyd, Pennsylvania 19004
                  Delaware corporation

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $.01 per share (the
                  "Common Stock").

ITEM 2(e).        CUSIP NUMBER:  896121100


ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b),OR
                  13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:   N/A

                  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(c), CHECK THIS BOX. |X|

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CUSIP NO. 896121100                                           PAGE 6 OF 8 PAGES
---------------------                                         ------------------


ITEM 4.           OWNERSHIP.

                  RGC International Investors, LDC ("RGC")
                  Rose Glen Capital Management, L.P. ("Rose Glen") RGC General Partner Corp. ("Partner")

                  RGC is a private investment fund. Rose Glen is the investment manager of RGC, and Partner is the general partner of Rose Glen.

                  (a)      Amount beneficially owned:

                           2,671,488 shares of Common Stock (1)

                  (b)      Percent of Class:

                           Approximately 9.9% as of the date of filing this statement. (Based on 24,313,242 shares of Common Stock issued and outstanding as of February 27, 2001.) (1)



--------------
(1) The beneficial ownership reported herein represents 9.9% of the outstanding Common Stock on February 27, 2001 and consists of 2,671,488 shares of Common Stock that are currently issuable within 60 days of February 27, 2001 (i) upon conversion of 25,000 shares of Series E Convertible Preferred Stock (the "Series E Preferred Stock");(ii) upon exercise of the Series E-1 Common Stock Purchase Warrants to purchase up to 986,842 shares of Common Stock, issued in connection with the Series E Preferred Stock (the "Series E-1 Warrants"); and (iii) upon exercise of the Series E-2 Common Stock Purchase Warrants to purchase up to 986,842 shares of Common Stock issued in connection with the Series E Preferred Stock (the "Series E-2 Warrants" and, collectively with the Series E-1 Warrants, the "Warrants"). The Series E Preferred Stock is convertible into Common Stock until February 27, 2004. The Series E-1 Warrants expire on August 27, 2002. The Series E-2 Warrants expire on February 27, 2003.

The terms of the Series E Preferred Stock and the Warrants (collectively, the "Securities") provide that the Securities are convertible or exercisable on any given date only to the extent that the number of shares of Common Stock then issuable upon the conversion or exercise of the Securities, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted or unexercised Securities) would not exceed 9.9% of the Common Stock then issued and outstanding. Accordingly, the Reporting Persons ability to fully convert or exercise the Securities may be limited by the terms of the Securities.


                  (c)      Number of shares as to which such persons have:
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CUSIP NO. 896121100                                           PAGE 7 OF 8 PAGES
---------------------                                         ------------------


                           (i)      Sole power to vote or to direct the vote:

                                    0

                           (ii)     Shared power to vote or to direct the vote:

                                    See Item 4(a) above.

                           (iii) Sole power to dispose or to direct the disposition of:

                                    0

                           (iv) Shared power to dispose or to direct the disposition of:

                                    See Item 4(a) above.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A

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CUSIP NO. 896121100                                          PAGE 8 OF 8 PAGES
---------------------                                        ------------------



ITEM 10.         CERTIFICATIONS.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         RGC International Investors, LDC
                                         By:  Rose Glen Capital Management, L.P.
                                              By:      RGC General Partner Corp.


Dated: March 23, 2001                    By:  /s/ GARY S. KAMINSKY
                                              --------------------
                                               Gary S. Kaminsky
                                               Managing Director

                                         Rose Glen Capital Management, L.P.
                                         By:  RGC General Partner Corp.


Dated: March 23, 2001                    By:  /s/ GARY S. KAMINSKY
                                              --------------------
                                                Gary S. Kaminsky
                                                Managing Director


                                         RGC General Partner Corp.

Dated: March 23, 2001                    By:  /s/ GARY S. KAMINSKY
                                              --------------------
                                               Gary S. Kaminsky
                                               Managing Director

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Tricord Systems, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undesigned hereby execute this Agreement this 23rd day of March, 2001.

                                         RGC International Investors, LDC
                                         By:  Rose Glen Capital Management, L.P.
                                         By:  RGC General Partner Crp.


Dated: March 23, 2001                    By:  /s/ GARY S. KAMINSKY
                                              --------------------
                                              Gary S. Kaminsky
                                              Managing Director

                                         Rose Glen Capital Management, L.P.
                                         By:  RGC General Partner Corp.


Dated: March 23, 2001                    By:  /s/ GARY S. KAMINSKY
                                              ---------------------
                                              Gary S. Kaminsky
                                              Managing Director


                                         RGC General Partner Corp.

Dated: March 23, 2001                    By:  /s/ GARY S. KAMINSKY
                                              ----------------------
                                              Gary S. Kaminsky
                                              Managing Director